Exhibit 4.4

AGREEMENT REGARDING LOANS, STOCKS AND WARRANTS

This Agreement Regarding Loans Stocks And Warrants (“Agreement”) is entered into by and between Availent Financial, Inc., a Delaware Corporation with its principal places of business located at 2720 Stemmons Freeway, South Tower, Suite 600, Dallas, Texas 75207, the surviving corporation resulting from a merger between Availent Financial, Inc., (“Availent Financial”) a Texas Corporation, and SeaCrest Industries, Inc. (“Seacrest”), a Delaware Corporation which was finalized on December 4, 2002, (“Availent”) and Bergstrom Investment Management, L.L.C. (“Bergstrom”), a Delaware Limited Liability Company whose address is 714 Roger Avenue, Kenilworth, II 60043 as follows:

RECITALS:

WHEREAS, Availent Financial, Availent and Bergstrom have heretofore entered into certain loan agreements and amendments to such loan agreements pursuant to which Bergstrom has lent to Availent Financial or Availent during the past twelve month period the sum of One Million Three Hundred Fifty Five Thousand Dollars ($1,355,000); and,

WHEREAS, at the time the initial loan was made by Bergstrom to Availent Financial on or about February 26, 2002, in the original principal amount of Five Hundred Thousand Dollars ($500,000), Availent Financial and/or its shareholders had purchased the controlling shares of SeaCrest and was negotiating a merger agreement with Seacrest which would result in Seacrest becoming the surviving shareholder and with the intention, immediately following the merger, of Seacrest changing its name to Availent Financial, Inc.; and,

WHEREAS, in consideration for such loans by Bergstrom, Availent Financial and/or Availent has delivered to Bergstrom certain promissory notes and has agreed to pay certain amounts of interest, commitment fees, extension fees and other charges and expenses and has further agreed to issue and has issued, certain shares of Seacrest’s common stock and warrants for Bergstrom to purchase additional shares of Seacrest common stock at certain prices as described in the various loan agreements and warrants; and,

WHEREAS, as security for the repayment of a certain promissory note dated November 12, 2002, in the original principal amount of $280,000, which note was renewed, modified and extended by a promissory note dated December 27, 2002, in the principal amount of $780,000, Bergstrom received Limited Guaranty Agreements from two of the principals and officers of Availent, Patrick A. McGeeney (“McGeeney”) and Michael L. Banes (“Banes”), pursuant to which each of such individuals guaranteed payment of the note to the extent of the Shares of Common Stock of Availent that each of such persons own; and,

WHEREAS, the merger between Seacrest and Availent Financial became effective on December 4, 2002, and Seacrest’s name was immediately changed to Availent; and,

WHEREAS, Availent has taken the necessary steps to effectuate a reverse split in its authorized and outstanding shares of stock which had the effect of reducing each ten shares of its common stock to one share, i.e., a 10 to 1 split (“Reverse Split”), which Reverse Split became effective January 7, 2003; and,

WHEREAS, Availent is in the process of registering certain shares of its common stock with the Securities And Exchange Commission (“S.E.C.”) for sale to the public and is in the process of becoming listed with the National Association of Securities Dealers (“NASD”) in order to have a listing under which the shares of registered stock can be sold; and,

WHEREAS, the price at which Availent initially anticipated selling its stock to the public pursuant to a registration with the S.E.C. and a listing with NASD has changed following the decision to effectuate a Reverse Split of its stock and as a result of other circumstances; and,

WHEREAS, Availent is in the process of negotiating additional financing with which to provide working capital prior to the receipts of proceeds from a public offering of its shares of stock and to obtain funds with which to repay its obligations to Bergstrom; and,

WHEREAS, certain issues have arisen during the negotiations with prospective third party lenders which involve the need for Availent to restructure certain terms of its agreements with Bergstrom; and,

WHEREAS, in view of the various changes as described above during the period of time that Bergstrom has been issued shares of stock and warrants and has received commitments from Availent or its predecessor to issue shares of stock and warrants and the need to amend or modify certain terms of the loan agreements, promissory notes, warrants and limited personal guaranties of McGeeney and Banes as described above, the parties have agreed to amend or modify the agreements and documents executed pursuant thereto as set forth in this Agreement.

Now therefore, in consideration of the promises, covenants and considerations hereinafter expressed, the parties hereto agree as follows:

1.  SHARES OF AVAILENT COMMON STOCK. No later than the date hereof, Bergstrom shall return any and all certificates of Seacrest common stock heretofore issued and Availent shall cause to be issued to Bergstrom certificates representing the shares of Availent common stock Availent has heretofore agreed to issue to Bergstrom, all as is summarized in that certain Agreement Regarding Stocks And Warrants entered into by and between the parties and dated December 27, 2002, and more specifically referred to in Exhibit “A” to such agreement.

2.  WARRANTS TO PURCHASE AVAILENT COMMON STOCK. In lieu of, and in substitution of, any and all Warrants to purchase the Common Stock of Availent or its predecessor SeaCrest, Availent agrees to issue as of the date of closing hereof four (4) Common Stock Warrants to purchase 100,000, 31,100, 360,000 and 100,000 or a total of 590,100 shares of the common stock of Availent for an exercise price of $1.00 per share at any time during a thirty six (36) month period commencing on the date shares of Availent are registered with the Securities And Exchange Commission (“S.E.C.”) for sale in public markets with such Common Stock Warrant to contain the terms as set forth in the Common Stock Warrant attached hereto as EXHIBIT “A” and incorporated herein for all purposes. Notwithstanding the foregoing, in the event of a Change of Control of Availent prior to a registration with the S.E.C., Bergstrom shall be entitled to immediately exercise all or any portion of such Warrants as of, or at any time following, the effective date of a Change of Control. For the purpose of this Agreement, “Change of Control” shall be deemed to occur in the event McGeeney and Banes sell all, or substantially all, of their shares of common stock in Availent, or, a sale of shares of common stock by any combination of shareholders results in the sale of more than fifty percent (50%) of the issued and outstanding shares of Availent’s common stock.

3.  EXTENSION OF MATURITY DATES OF PROMISSORY NOTES. As concerns the balances owed by Availent on all the outstanding promissory notes executed by Availent as Maker and payable to Bergstrom as principal, i.e., a) one promissory note in the original principal amount of $500,000 dated February 26, 2002, which note was renewed and extended on December 27, 2002, with a new maturity date of April 30, 2003, subject to certain rights of Availent to extend the maturity date to June 30, 2003; b) one promissory note in the original principal amount of $75,000 dated October 15,2002, which note was renewed and extended on December 27, 2002, with a new maturity date of April 30, 2003, subject to certain rights of Availent to extend the maturity date to June 30, 2003; and, c) one promissory note in the original principal amount of $280,000, dated November 12, 2003, which note was renewed, modified and extended through Availent’s execution of a Renewal, Extension And Modified Promissory Note in the principal amount of $780,000 dated December 27, 2002, with a maturity date of April 30,2003, subject to certain rights of Availent to extend the maturity date to June 30, 2003, Bergstrom agrees to extend the Maturity Dates of the respective promissory notes from April 30,2003, until June 30,2003, conditioned upon and in consideration of a prepayment by March 2,2003, of all interest on the respective promissory notes from the existing maturity dates of April 30, 2003 to June 30, 2003. Prepayment of interest must be received by wire transfer to an account so designated by Bergstrom at North Shore Community Bank on or before March 2, 2003. If such payment is not timely made, all of the above notes are due and payable as of April, 30, 2003.

4.  PREPAYMENT OBLIGATIONS. Availent agrees that, as Maker of the respective Promissory Notes held by Bergstrom and described herein, Availent shall prepay the outstanding balances of the Promissory Notes if, prior to the original Maturity Date of April 30, 2003, or, if the Maturity Date of the respective Notes are extended to June 30, 2003, prior to such extended Maturity Date, Availent receives funding from any third party source, or sources, in an aggregate amount of $5,000,000 or more, including the receipt of proceeds from a sale of Availent’s common stock following a registration of such stock with the S.E.C. for sale in the public markets. In the event of the receipt of such funds from either of such sources, within five (5) business days from the receipt of the funds, Availent shall prepay the outstanding balances of the respective Promissory Notes held by Bergstrom; however, in the event of such prepayment, Availent shall receive credit for any and all amounts of interest Availent may have prepaid for the terms of the respective Notes. The obligation for notification to Bergstrom of funding receipts shall be with the Chief Financial Officer of Availent and shall be within three (3) business days of funding receipt. Payment qualifications to Bergstrom are as follows regarding funds from debt or equity financing:

Funds received of at least $1,000,000, pay Bergstrom $100,000.

Funds received of at least $2,000,000, pay Bergstrom $200,000.

Funds received of at least $3,000,000, pay Bergstrom $300,000.

Funds received of at least $4,000,000, pay Bergstrom $400,000.

Funds received of at least $5,000,000, pay Bergstrom all obligations of principal and interest due.

5.  BERGSTROM APPROVAL RIGHTS CONFIRMED. Availent hereby specifically ratifies and confirms the following provision of the Loan Agreement entered into between Availent and Bergstrom dated November 12, 2002, unless and until the outstanding balances of the Promissory Notes held by Bergstrom are paid in full, in which event the following agreement shall be null and void:

“Availent will not refuse to close the proposed BLADEX (now EuroPacific Asset Management) transaction or accept an alternative financing or collateral source for such financing without Bergstrom’s written approval”

6.  BERGSTROM CONFIRMATION OF SUN AMERICA COLLATERAL. Bergstrom’s obligations pursuant to the terms of this Agreement are contingent upon and conditioned upon Bergstrom’s reasonable confirmation as to the existence and continued security provided by the Sun America Collateral Assignment by Michele Krajicek McGeeney of the Sun America Annuity Contract No. P15A1021155, which was assigned by Michele Krajicek McGeeney pursuant to a Limited Guaranty Of Michele Krajicek McGeeney dated February 26, 2002, which Limited Guaranty and Collateral Assignment executed pursuant to the terms thereof were provided to further secure payment of a promissory note dated February 26, 2002 in the original principal amount of $500,000 with a Maturity Date of December 31, 2002, which Note has been renewed and extended pursuant to a Renewed And Extended Promissory Note dated December 27, 2002 with a Maturity Date of April 30, 2003.

7.  AGREEMENT TO REGISTER SHARES. Availent agrees that the shares of its common stock in the amount of 100,000 shares currently held by Bergstrom which are the shares resulting of the Reverse Split of the shares of Availent Common Stock which were originally 250,000 shares of SeaCrest common stock transferred to Bergstrom as partial consideration for Bergstrom lending Availent Financial the sum of $500,000 pursuant to the Loan Agreement between such parties dated February 26, 2002, shall be included in any registration of Availent’s shares with the S.E.C. for sale to the public to the extent necessary to ensure that the shares are freely tradeable by the holder thereof in the public markets in which other shares of Availent’s common stock are traded.

8.  SUBSTITUTION OF MCGEENEY GUARANTY FOR RELEASE OF LIMITED GUARANTIES AND COLLATERAL. In consideration of the promises and considerations herein contained and in order to facilitate Availent’s negotiations for additional financing from third party sources, upon delivery of McGeeney’s personal Guaranty in a form reasonably acceptable to Bergstrom, Bergstrom agrees to release as of the closing hereof the Limited Personal Guarantys executed by McGeeney and Banes and agrees to release any and all rights and claims Bergstrom may hold pursuant to the terms of the Stock Pledge Agreements executed by McGeeney and Banes as of November 12, 2002, as amended by the Amended Stock Pledge Agreements dated December 27, 2002, and, both parties agree to instruct the Escrow Agent, Dewey Leggett (“Leggett”) to return possession to the Limited Guarantors of the certificates representing the shares of Availent common stock owned by the respective Limited Guarantors along with any stock powers or other documents authorizing the transfer of ownership of such shares. Conditioned upon the return of such shares to the respective Limited Guarantors, both parties agree to release and discharge Leggett, as Escrow Agent, from any further liability or responsibility under the Escrow Agreement.

9.  CLOSING. Closing of this Agreement shall occur on February         , 2003, in Availent’s offices at a time mutually agreeable to the parties. At the Closing:

A.                                   Availent shall deliver to Bergstrom the following:

(i)            Common Stock Warrants for the purchase a total of 590,100 shares of Availent Common Stock in substantially the form attached hereto as Exhibit “A”;

(ii)           Personal Guaranty of McGeeney in a form reasonably acceptable to Bergstrom;

(iii)          Written Instructions to the Escrow Agent to deliver to Availent the shares of stock pledged by the Limited Guarantors, McGeeney and Banes in substantially the form attached hereto as Exhibit “B”; and,

(iv)          Release of the Escrow Agent, Leggett in the substantially the form attached hereto as Exhibit “C”; and,

(v)           Payment to Bergstrom of his actual, reasonable and necessary travel, legal and miscellaneous expenses up to a maximum amount of $4,000.00.

B.                                     Bergstrom shall deliver to Availent the following:

(i)            Original Common Stock Warrants heretofore delivered by Availent or Availent Financial marked “Canceled”;

(ii)           Limited Guaranty Agreements, Amended Limited Guaranty Agreements and Original Stock Pledge Agreements and Amended Stock Pledge Agreements delivered to Bergstrom by the Limited Guarantors, McGeeney and Banes, marked “Released”;

(iii)          Written Instructions to the Escrow Agent to deliver to Availent the shares of stock pledged by the Limited Guarantors, McGeeney and Banes in substantially the form attached hereto as Exhibit “B”; and,

(iv)          Release of the Escrow Agent, Leggett in the substantially the form attached hereto as Exhibit “C”.

10.  RATIFICATION. Other than to the extent of the provisions contained in this Agreement which conflict with the provisions of any Loan Agreements or Amendments to Loan Agreements, heretofore entered into between the parties or any of the documents, including, but not limited to, promissory notes and amendments and modifications thereto and any common stock warrants, limited guaranties and stock pledge agreements, the provisions of such documents are hereby ratified and confirmed.

11.  WAIVER. Availent for itself, its successors and assigns; Patrick A. McGeeney (“McGeeney”); Michele Krajicek McGeeney (“Michele McGeeney”), and Michael L. Banes (“Banes”), do hereby waive, release, and discharge Bergstrom and its agents, employees, officers, directors, and attorneys (collectively, the “Released Parties”) from any and all of Bergstrom’s duties, obligations, and liabilities arising under, based upon or associated with, directly or indirectly, the Original Promissory Note (as hereby amended), Guarantys, Loan Agreement, and any other Loan documents, existing as of the date of this Agreement, and hereby waive any and all claims and causes of action of any kind or character, arising under, based upon, or associated with, directly or indirectly, any Loan Agreements and any amendments thereto or any documents executed pursuant thereto or in connection therewith, or the acts, actions, or omissions of the Released Parties in connection therewith, existing as of the date hereof, whether known or unknown, asserted or unasserted, equitable or at law, arising under or pursuant to common or statutory law, rules, or regulations and agree that the foregoing waiver, release, and discharge was an inducement for Bergstrom to enter into this Agreement.

This Amendment is executed on the          day of February, 2003.

BERGSTROM INVESTMENT MANAGEMENT, L.L.C., a Delaware Limited Liability Company

By:
Kelley A. Bergstrom President

AVAILENT FINANCIAL, INC., a Delaware Corporation

By:
Patrick A. McGeeney President

Patrick A. McGeeney, Individually

Michael L. Banes, Individually

Michele Krajicek McGeeney, Individually